Mail Stop 6010


      October 4, 2005


Via U.S. Mail and Facsimile to (630) 250-0575

James H. Moyle
Chief Financial Officer
Knowles Electronics Holdings, Inc.
1151 Maplewood Drive
Itasca, IL 60143


	Re:	Knowles Electronics Holdings, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 30, 2005
	Form 10-Q for the Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
      File No. 333-40076

Dear Mr. Moyle:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1. Accounting Policies, page 42

Revenue Recognition, page 45

1. We note that you recognize revenue when title to the products transfers to the customer which "typically is upon shipment." Please tell us in what instances title to the products does not pass upon shipment. Also describe any right of return or customer acceptance provisions and how these provisions impact revenue recognition. Refer to SAB 104 in your response.

Note 5. Income Taxes, page 48

2. We note that you reversed $10.3 million of deferred tax liabilities related to unrepatriated accumulated earnings of several of your wholly owned foreign subsidiaries during 2004. Please tell us more about why it is more likely than not that these earnings will not be repatriated as dividends to the U.S in the future.
Demonstrate that your accounting complies with GAAP.

Exhibit Index, page 79

3. We note that you have not furnished the exhibit 32 certifications in your Form 10-K or your Form 10-Q. Exhibit 32 certifications are a required exhibit for all Form 10-K and the Form 10-Q filings. Please refer to Rule 15d-14 of the Securities Exchange Act and Section III.B of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238. Accordingly, please amend your filings to furnish these exhibits.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.




								Sincerely,



								Angela Crane
								Branch Chief

James H. Moyle
Knowles Electronics Holdings, Inc.
October 4, 2005
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